Exhibit 1

MIND CTI Reports Fourth Quarter and Full Year 2021 Results

*Board Declares Cash Dividend

Yoqneam, Israel, March 10, 2022 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its fourth quarter of 2021 and its full year ended December 31, 2021.

The following will summarize our business in the fourth quarter of 2021 and provide a more detailed review of the financial results for the quarter and for the full year. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights of Q4 2021

●	Revenues of $6.0 million, compared to $5.8 million in the fourth quarter of 2020.

●	Operating income of $1.6 million, or 27% of total revenue, compared to $1.3 million, or 23% of revenue in the fourth quarter of 2020.

●	Net income of $1.5 million or $0.08 per share, compared to $1.4 million or $0.07 per share in the fourth quarter of 2020.

●	Cash flow from operating activities of $2.5 million, compared to $2.3 million in the fourth quarter of 2020.

Financial Highlights of Full Year 2021

●	Revenues of $26.3 million, compared to $23.4 million in 2020, with the increase attributed to the messaging segment.

●	Operating income of $6.8 million, or 25.9% of total revenue, compared to $5.5 million, or 23.0% of total revenue in 2020.

●	Net income of $5.9 million, or $0.30 per share, compared to $5.4 million, or $0.27 per share in 2020.

●	Cash flow from operating activities of $6.9 million, compared to $6.5 million in 2020.

●	Cash position of approximately $18.5 million as of December 31, 2021.

Monica Iancu, MIND CTI’s Chief Executive Officer, commented: “2021 was a record year for MIND’s revenue. As previously announced, our messaging segment was favorably impacted by campaigns carried out by a few customers. The unprecedented growth we encountered in Q2 and Q3, in our messaging segment, was temporary in nature. The messaging markets, unlike our traditional ones, are difficult to predict, as external factors have a strong impact on both revenues and margins. As the proportion of our messaging business, out of our total revenue, increases, we expect our business results to present higher volatility in revenues, margins, and cash flows compared to past years. Our telecom markets continue to be challenging, with low demand and strong competition, and we expect to eventually experience negative business impact from these continuous trends.

“The political situation in Eastern Europe (Ukraine) is very sad but has no immediate direct effect on our business, as we have no operations and no customers in Russia or Ukraine.

“It is our strategy to pursue acquisitions that could be a source of growth, as well as to continue with our dividend policy, and at the same time invest in new technologies to enhance our offering.”

Revenue Distribution for Q4 2021

Revenues in Europe represented 53% (including the Message Mobile and GTX revenues in Germany that represented 42%), revenues in the Americas represented 38%, and revenues in the rest of the world represented 9% of our total revenues.

Revenues from our customer care and billing software were $2.9 million, or 48% of total revenues, revenues from enterprise messaging and payment solutions were $2.5 million, or 42% of total revenues, and revenues from our enterprise call accounting software were $0.6 million, or 10% of total revenues.

Revenues from maintenance and additional services were $5.6 million, or 93% of total revenues, while revenues from licenses were $0.4 million, or 7% of total revenues.

Revenue Distribution for Full Year 2021

Revenues in Europe represented 56% (including the Message Mobile and GTX revenues in Germany that represented 45%), revenues in the Americas represented 36%, and revenues in the rest of the world represented 8% of our total revenues.

Revenues from our customer care and billing software were $12.1 million, or 46% of total revenues, revenues from enterprise messaging and payment solutions were $12.0 million, or 46% of total revenues, and revenues from enterprise call accounting software were $2.2 million, or 8% of our total revenues.

Revenues from maintenance and additional services were $24.8 million, or 94%, compared to $22 million or 94% of total revenues in 2020, while revenues from licenses were $1.5 million, or 6% of total revenues, compared to $1.4 million, or 6% of total revenues in 2020.

Dividend Distribution

Since July 2003, when we first adopted a dividend policy, we performed 19 distributions, including one special dividend. We continue to believe that our annual dividends enhance shareholder value.

Taking into consideration our dividend policy and the remaining cash after the distribution, our Board of Directors declared on March 10, 2022, a gross dividend of $0.26 per share. The record date for the dividend will be March 24, 2022 and the payment date will be April 6, 2022. Tax will be withheld at a rate of 22%.

Changes in Management Team

During 2021, Ran Mendelaw, (45), re-joined us as Chief Financial Officer, bringing over 18 years of experience in accounting, financial management and public companies. Ran served as MIND’s CFO from May 2018 until June 2019. Prior to that, he served as a group controller in a public industrial company and for ten years as senior manager at PwC Israel. Mr. Mendelaw holds a B.A. degree in Accounting and Economics from Haifa University and he is a Certified Public Accountant in Israel.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany, and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the recent political situation in Ukraine, the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, the impact of the COVID-19 pandemic on our customers and economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	U.S. dollars in thousands (except per share data)

REVENUES	$5,966	$5,819	$26,331	$23,374
COST OF REVENUES	2,669	2,819	12,450	11,153
GROSS PROFIT	3,297	3,000	13,881	12,221
OPERATING EXPENSES:
Research and development	940	1,027	4,048	3,963
Selling and marketing	354	114	1,403	973
General and administrative	373	522	1,602	1,822
Total operating expenses	1,667	1,663	7,053	6,758
OPERATING INCOME	1,630	1,337	6,828	5,463
FINANCIAL INCOME, net	38	184	55	379
INCOME BEFORE TAXES ON INCOME	1,668	1,521	6,883	5,842
TAXES ON INCOME	143	131	936	459
NET INCOME	$1,525	$1,390	$5,947	$5,383

EARNINGS PER SHARE - in U.S. dollars:
Basic	$0.08	$0.07	$0.30	$0.27
Diluted	$0.08	$0.07	$0.29	$0.27

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,039	19,934	20,006	19,907
Diluted	20,250	20,138	20,270	20,138

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,
	2021	2020
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,182	$8,260
Short-term bank deposits	14,071	7,180
Marketable securities	208	1,576
Accounts receivable, net:
Trade	1,803	2,134
Other	145	269
Prepaid expenses	124	273
Total current assets	20,533	19,692

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Severance pay fund	2,325	1,823
Deferred income taxes	184	127
Property and equipment, net of accumulated depreciation and amortization	175	159
Right-of-use assets, net of accumulated depreciation	1,463	1,775
Intangible assets, net of accumulated amortization	522	702
Goodwill	7,929	8,139
Total assets	$33,131	$32,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$839	$1,278
Other	2,265	1,908
Current maturities of lease liabilities	376	346
Deferred revenues	2,155	2,113
Total current liabilities	5,635	5,645

LONG-TERM LIABILITIES:
Deferred revenues	154	85
Lease liabilities, net of current maturities	1,098	1,492
Employee rights upon retirement	2,361	1,865
Deferred income taxes	157	211
Total liabilities	9,405	9,298

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,324	27,202
Accumulated other comprehensive loss	(836)	(522)
Accumulated deficit	(1,722)	(2,472)
Treasury shares	(1,094)	(1,143)
Total shareholders’ equity	23,726	23,119
Total liabilities and shareholders’ equity	$33,131	$32,417

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,525	$1,390	$5,947	$5,383
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	47	46	194	200
Accrued severance pay	15	37	83	118
Deferred income taxes, net	(37)	(30)	(96)	(128)
Unrealized gain from marketable securities, net	7	(16)	1	(51)
Realized gain on sale of property and equipment	-	-	(3)	-
Realized gain on sale of marketable securities, net	-	-	(3)	(25)
Employees share-based compensation expenses	39	42	171	213
Changes in operating asset and liability items:
Increase in accounts receivable:
Trade	420	750	243	1,073
Other	116	339	117	323
Decrease (increase) in prepaid expenses:	80	(43)	149	(45)
Increase (decrease) in accounts payable and accruals:
Trade	(513)	(774)	(363)	(901)
Other	(357)	116	399	58
Change in operating lease liability	6	38	(52)	78
Increase in deferred revenues	1,130	419	111	203
Net cash provided by operating activities	2,478	2,314	6,898	6,499

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(49)	(8)	(82)	(68)
Proceeds from sale of property and equipment	-	-	3	-
Severance pay fund	(21)	(31)	(89)	(126)
Proceeds from sale of marketable securities	-	51	1,370	545
Investment in short-term bank deposits	(4,730)	(2,080)	(6,891)	(385)
Net cash used in investing activities	(4,800)	(2,068)	(5,689)	(34)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(5,197)	(4,775)
Net cash used in financing activities	-	-	(5,197)	(4,775)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(16)	54	(90)	91

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,338)	300	(4,078)	1,781
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,520	7,960	8,260	6,479
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$4,182	$8,260	$4,182	$8,260

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